SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 1)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Name of Issuer)

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

Class B Common Shares, without par value

American Depositary Shares, each of which represents 2 Class B Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Mr. Roberto Moses Thompson Motta
BRC S.à.R.L
73 Côte d’Eich
 L-1450, Luxembourg
352 40 45 46
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

October 29, 2004
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 74838Y20
1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 77.3%*
14	Type of Reporting Person (See Instructions) HC

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 74838Y20
1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 77.3%*
14	Type of Reporting Person (See Instructions) IN
*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 74838Y20
1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 77.3%*
14	Type of Reporting Person (See Instructions) IN

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, BAC has elected not to accelerate its the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 74838Y20
1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 77.3%*
14	Type of Reporting Person (See Instructions) IN

*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly holds 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition. In addition, BAC has elected not to accelerate its right to exercise the option described above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See Item 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1. Security and Issuer.

This Report on Schedule 13D relates to the Class B common shares, without par value (the “Quinsa Class B Shares”), of Quilmes Industrial (Quinsa) Société Anonyme, a Luxembourg corporation (“Quinsa”).  The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts (“ADRs”). The address of Quinsa’s principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 2. Identity and Background.

This item 2 is hereby amended and restated in its entirety as follows:

(a), (b), (c), (f)  This Schedule 13D is being filed by (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”) and (iv) Marcel Herrmann Telles, a Brazilian citizen (“Mr. Telles”) (collectively, the “Reporting Persons”).

BRC is an investment company, the assets of which include 141,712,000 Class B certificates of Stichting Interbrew, a foundation organized under the laws of the Netherlands (the “Stichting”), each of which represents one ordinary share (the “InBev Ordinary Shares”) of InBev SA, formerly Interbrew S.A., a corporation organized under the laws of the Kingdom of Belgium (“InBev”). InBev indirectly holds 16,120,095,142 common shares of AmBev (the “AmBev Common Shares”) and 11,398,181,319 preferred shares of AmBev (the “AmBev Preferred Shares”) in aggregate (representing approximately a 69% voting interest and a 50% economic interest in AmBev), which it received pursuant to the terms of the Contribution and Subscription Agreement and the Incorporação Agreement, as described below. The address of BRC’s principal offices (where BRC carries out its principal business) is 73 Côte d’Eich, L-1 450, Luxembourg. The name, citizenship, business address and present principal occupation or employment of each of the directors of BRC are set forth in Annex A to this Schedule 13D.

BRC is indirectly controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles through various entities. Messrs. Lemann, Telles and Sicupira indirectly own, respectively, 50%, 25% and 25% of S-BR Global Investments Limited, a company incorporated under the laws of the Bahamas (“S-BR Global”), which, in turn, indirectly owns approximately 90.78% of the voting shares and 81.63% of the total capital stock of BRC.

Mr. Lemann is a director of BRC, the Stichting, InBev and AmBev.  His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil.

Mr. Sicupira is a director of BRC, the Stichting, InBev and AmBev.  His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil.

Mr. Telles is a director of BRC, the Stichting, InBev and AmBev.  His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, 4th Floor, São Paulo, SP, Brazil.

(d), (e)  During the last five years, none of BRC, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of BRC or any person controlling BRC or any executive officer or director of a controlling shareholder of BRC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  This Item 6 is hereby amended and supplemented by incorporating herein the press release issued by AmBev on October 29, 2004 regarding BAC’s election not to accelerate the exercise of the Put Option in connection with the consummation of the transactions contemplated by the Contribution and Subscription Agreement. Such press release is attached hereto as Exhibit 2.21.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3
Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4
Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5
Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6
Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7
AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8
AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9
Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14
First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.20
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit 2.20 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.21	Press Release issued by AmBev on October 29, 2004.

ANNEX A

Information Required as to Directors of BRC S.à.R.L.*

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Director of BRC, the Stichting, InBev and AmBev
Jorge Paulo Lemann	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Director of BRC, the Stichting, InBev and AmBev
Carlos Alberto da Veiga Sicupira	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Director of BRC, the Stichting, InBev and AmBev
Roberto Moses Thompson Motta	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Director of BRC, the Stichting and InBev; member of the Board of Directors of Quinsa and QIB
Alex Schmitt	Luxembourg	44 Rue de la Vallée 2661 Luxembourg (Luxembourg)	Partner of Bonn Schmitt Steichen; director of BRC
*BRC currently has no executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2004

BRC S.À.R.L.
By
/s/ Carlos Alberto da Veiga Sicupira
Name: Carlos Alberto da Veiga Sicupira
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

JORGE PAULO LEMANN
by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

CARLOS ALBERTO DA VEIGA SICUPIRA
by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

MARCEL HERRMANN TELLES
by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3
Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4
Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5
Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6
Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7
AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8
AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9
Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14
First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.20
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit 2.20 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by BRC).

2.21	Press Release issued by AmBev on October 29, 2004.